UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 14 May, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	14 May 2012

AIB - Issue of ordinary shares to the NPRFC

Further to the announcement of 30 April 2012, Allied Irish Banks, p.l.c. ("AIB") has today issued and allotted 3,623,969,972 ordinary shares to the National Pensions Reserve Fund Commission (NPRFC) by way of bonus issue.  This number of shares is equal to the aggregate cash amount of the annual dividend of €280m on the NPRFC's holding of €3.5 billion 2009 Non Cumulative Preference Shares, divided by the average price per share in the 30 trading days prior to 13 May 2012.

Application will be made in due course for the listing of these new shares.  The total number of AIB ordinary shares in issue post this bonus issue is 517,117,096,249.The Irish State, through the NPRFC, owns 99.8% of the ordinary shares of AIB.

- ENDS -

For further information, please contact:

Alan Kelly	Niamh Hennessy
Director of Corporate Affairs & Marketing	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-7721382
email: alan.j.kelly@aib.ie	email: niamh.n.hennessy@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 14 May, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.